January 25, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Amanda Ravitz, Assistant Director

Re:	Lombard Medical, Inc.
Registration Statement on Form F-3
Filed January 13, 2016
File No. 333-208983
Dear Ms. Ravitz:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lombard Medical, Inc. (the “Company”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. (EST) on Tuesday, January 26, 2016, or as soon as practicable thereafter.
In connection with the foregoing request, the Company hereby acknowledges that:
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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
LOMBARD MEDICAL, INC.
By:	/s/ William J. Kullback
William J. Kullback Chief Financial Officer